Luby’s, Inc. 13111 Northwest Freeway Suite 600 Houston, TX 77040

March 20, 2015

Via EDGAR

Ms. Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Luby’s Inc. Form 10-K for the Year Ended August 27, 2014 Filed November 12, 2014 File No. 1-08308

Dear Ms. Raminpour:

Set forth below are the responses of Luby’s, Inc., a Delaware corporation (“Company,” “we,” “us,” or “our” ) to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 27, 2014 filed with the Commission on November 12, 2014, File No. 001-08308 (“Form 10-K”), and related matters contained in a letter from the Staff to Mr. K. Scott Gray, Chief Financial Officer of the Company, dated March 6, 2015.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All references to page numbers and captions correspond to our Form 10-K, unless indicated otherwise.

Form 10-K for the Year Ended August 27, 2014

Management’s Discussion and Analysis

Debt, page 33

1.

Reference is made to your disclosure on page 34 regarding your 2013 Credit Agreement. We note you obtained a waiver of non-compliance for the second quarter of fiscal 2014 for reporting net profit below the required minimum and further, the credit agreement was amended for certain provisions subsequent to year-end. In this regard, please tell us how you considered the guidance in ASC 470-10-45-1 in determining the appropriate classification for such debt as of August 27, 2014. As part of your response, please tell us whether the lender waived its call right for a period greater than one year.

Response: In considering the guidance in ASC 470-10-45-1 as it relates to future non-compliance, we concluded that the likelihood of non-compliance greater than one year from August 27, 2014 was not probable. On November 7, 2014, prior to the year-end financial statements being issued, the Credit Agreement was amended to not test the consecutive quarter net profit covenant for greater than one year, which is not until the third quarter fiscal 2016, therefore, there is no call right with respect to a breach of this covenant because it is not being tested for a period of greater than one year.

Ms. Melissa Raminpour

United States Securities and Exchange Commission

March 20, 2015

Note 2. Acquisitions

Cheeseburger in Paradise, page 54

2.

We note you recorded approximately $2.0 million in goodwill on the acquisition of the 23 restaurants from Cheeseburger in Paradise in fiscal 2013. We also note that during fiscal year 2014, you disposed of 15 of these restaurants either through conversion into Fuddruckers restaurants, planned conversions into Fuddruckers restaurants, or as held for disposal and recognized goodwill impairment charges of $0.5 million. Given that only 8 of the 23 restaurants remain in operation as of the end of fiscal 2014, please tell us why only a small portion of the associated goodwill balance was written off in fiscal 2014 and the remaining balance remains recoverable.

Response: The individual restaurant level is the level at which goodwill is assessed for impairment under ASC 350. In accordance with our understanding of ASC 350, we have allocated the goodwill value to each reporting unit in proportion to each location’s fair value at the date of acquisition. Of the 23 locations operating that were acquired, 5 locations were closed including one location where the option to extend the lease was not exercised. The remaining 18 locations not closed are to be converted to Fuddruckers, which was part of a contingency strategy when the acquisition was initially consummated. As we are not moving any of the former Cheeseburger in Paradise restaurants out of their respective market, the goodwill associated with the acquired location and market area is expected to be realized through operating these former Cheeseburger in Paradise branded restaurants as Fuddruckers branded restaurants. The Company has experience converting and opening new restaurant locations and the Fuddruckers brand units have positive cash flow history. This historical data was considered when completing our fair value estimates for recovery of the remaining net book value including goodwill. In addition, we included the incremental conversion costs in our cash flow projections when completing our routine impairment of long-lived assets testing. Only $0.5 million or 25% of the associated goodwill balance was written off in fiscal 2014 because multiple locations are still anticipated to be converted into Fuddruckers restaurants. Four such locations have been converted to Fuddruckers restaurants as of March 18, 2015.

3.	Additionally, please revise the notes to your financial statements to include the disclosures required by ASC 350-20-50 or advise us why you believe you are not required to do so.

Response: We acknowledge the Staff’s comment and refer the Staff to our disclosure on page 56 which provides that the Company recorded a goodwill impairment of $0.5 million as a result of the annual goodwill impairment test for fiscal 2014. Our disclosure on page 65 describes the elements of the guidance considered as part of the annual goodwill impairment test which we began to run one year from the date of acquisition or the second quarter fiscal 2014. We do acknowledge the absence of a description of the facts and circumstances leading to this immaterial impairment adjustment and in response to the Staff’s comment we propose to expand our disclosure in future filings with the Commission to include the disclosures required by ASC 350-20-50.

Note 3. Reportable Segments, page 56

4.

Please explain to us why intangible assets and goodwill are allocated to corporate assets rather than the segment to which they relate. As part of your response, please cite the relevant authoritative guidance which supports your accounting treatment.

Response: We acknowledge the Staff’s comment and direct the Staff to page 58 where the total assets by business segment properly reflects the allocation of the related intangible assets associated with the Company-owned restaurant segment and the Franchising segment, which include over $10 million in net book value of the Intangible Fuddruckers Trade Name and over $13 million in net book value of the Intangible Fuddruckers Royalty Agreement, respectively. While corporate assets do include the goodwill balance of $1.6 million; they do not include any intangible balances. We acknowledge that the notes above the segment reporting table reflect a reference to intangible assets as being included in corporate assets in the table. In response to the Staff’s comment, we propose to modify our disclosure in future filings to reclassify the goodwill balance, which represents approximately 0.6% of total assets, in the segment reporting table as part of the Company-owned restaurant segment, in accordance with ASC 280. Additionally, our note above the segment reporting table will no longer reference intangibles and goodwill as being a component of corporate assets.

Ms. Melissa Raminpour

United States Securities and Exchange Commission

March 20, 2015

Note 18. Quarterly Financial Information, page 79

5.

Reference is made to the revised quarterly financial information for the quarter ended November 20, 2013 and 2012. When amounts vary from the amounts previously reported on Form 10-Q filed for any quarter, you are required to reconcile the amounts given with those previously reported in accordance with Item 302 of Regulation S-K. You are also required to provide the disclosures outlined in ASC 250-10-50 with respect to correction of an error. In this regard, we were unable to find such disclosures for the quarter ended November 20, 2013 in your Form 10-K. Please advise if this information has been provided elsewhere or revise accordingly.

Response: We did not provide a reconciliation to the quarters ended November 2013 and 2012 in the fiscal 2014 Form 10-K as the revision amounts for each year’s fiscal first quarter were $39 thousand and $42 thousand, respectively, which we determined to be immaterial. These amounts related to the correction of an error to income from continuing operations and are exclusive of the effects of reclassifications related to discontinued operations. Due to the immateriality of the current revision amount and in response to the Staff’s comment, we propose to provide such a reconciliation in future filings with the Commission to reconcile any amounts given with those previously reported in accordance with Item 302 of Regulation S-K.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours, /s/ K. Scott Gray K. Scott Gray Senior Vice President and Chief Financial Officer